Exhibit 12



                        [Letterhead Tuke Yopp & Sweeney
                                   Attorneys
                   Third National Bank Building, 17th Floor
                            201 Fourth Avenue North
                       Nashville, Tennessee  37219-2040]



                                 April 4, 1995




VIA FACSIMILE - 292-9004 - AND BY HAND


Daniel W. Small, Esq.
3100 West End Avenue
Suite 250, One American Center
Nashville, TN  37203-1323

         RE:  Inspection of Shareholder List at Shoney's, Inc.

Dear Dan:

         This letter confirms my oral response last night to Mr. Danner's letter dated March 31, 1995, and yours dated April 3, 1995, delivered to the Company yesterday. Those letters demand that you and C.K. be permitted to inspect Shoney's shareholder list on Mr. Danner's behalf. As I told you, you may inspect the list at the Company's offices today, April 4, 1995. I suggest beginning at around 2:00 p.m.

         As I also mentioned last night, pursuant to T.C.A. Section 48-17-201 you may not copy the list or any part of it unless Mr. Danner complies with T.C.A. Section 48-26-102(c). I believe you confirmed your understanding of that matter last night.

         Additionally, I want you and Mr. Danner to know how much I appreciate our conversation last night. In that vein, I want to reiterate that our correspondence and disagreements regarding securities and corporate law matters in no way are meant to suggest that the Board is hostile to Mr. Danner. As I said last night, the Board remains desirous of keeping lines of communication open with Mr. Danner, regardless of the ultimate decision it makes with respect to selecting a new CEO. I also would repeat that no final decision has yet been made.


         I would like to reiterate that the Board has taken Mr. Danner's offer seriously and assumes that his offer was made with sincerity. I hope that Mr. Danner understands, however, that the Board has invested an enormous amount of time and energy into the process of selecting a new CEO and restructuring the Company. I know the Board would appreciate very much Mr. Danner's respecting the Board's collective efforts and commitment, just as the Board respects his commitment.

         I hope fruitful discussions in this vein can continue. Please let me know if the time I have suggested for inspecting records is not convenient.


                                 Very truly yours,

                                 TUKE YOPP & SWEENEY


                                 Robert D. Tuke


RDT/azs

cc:      F.E. McDaniel, Jr. (via facsimile)
         Board of Directors